UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-53334

                             CUSIP Number: 76123C105

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

             For Period Ended:   June 30, 2010
                              --------------------------------------------------

             |_| Transition Report on Form 10-K

             |_| Transition Report on Form 20-F

             |_| Transition Report on Form 11-K

             |_| Transition Report on Form 10-Q

             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:
                                             -----------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA  92782

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
|X| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Resource Holdings, Inc. (the "Company") experienced unexpected delays in the preparation of its financial statements due to ongoing review and analysis by the Company's Management of its financial results and the preparation of amendments to its previously filed Form 10-Q, for the quarter ended March 31, 2010 and its Form 10-K for the year ended December 31, 2010. As a result, the Company is unable to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jeff Hanks, Chief Financial Officer     (801)          673-2953
         -----------------------------------     -----          --------
                      (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |_| No |X|
      Form 10-Q, for the quarter ended March 31, 2010

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      RESOURCE HOLDINGS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 17, 2010                  By: /s/ Jeff Hanks
                                           ------------------------------
                                           Name: Jeff Hanks
                                           Title:  Chief Financial Officer